May 7, 2014

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. H. Roger Schwall

Re:

Saratoga Resources, Inc.

Registration Statement on Form S-4 (File No. 333-193337)

Dear Mr. Schwall:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Saratoga Resources, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (“Commission”) take appropriate action to accelerate the effectiveness of the above-referenced Registration Statement on Form S-4 so that it becomes effective at 5:00 p.m., Eastern Time, on May 9, 2014, or as soon thereafter as practicable.

The Registrant acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address any questions or comments with respect to this request to our counsel, Adams and Reese LLP by contacting David K. Bowsher at (205) 250-5087.

Very truly yours,

SARATOGA RESOURCES, INC.

/s/ Andrew C. Clifford

Andrew C. Clifford

President